Exhibit 99.1

INVESTOR CONTACT: Diana Downey Investor Relations +1 832-445-3865

Orion Engineered Carbons S.A. Announces
Third Quarter 2018 Financial Results

Third Quarter 2018 Year over Year Highlights

•	Revenue increased $59.1 million, or 17.6%, to $394.0 million compared to the third quarter of 2017

•	Volumes decreased by 6.2 kmt or 2.3% to 266.7 kmt compared to 272.9 kmt in the third quarter of 2017 due to the consolidation of our manufacturing footprint in South Korea

•
Profit (Net Income) increased by $9.1 million to $24.2 million from $15.1 million in third quarter of 2017 and accordingly Basic EPS increased by $0.14 to $0.40, while Adjusted EPS[1] increased $0.13 to $0.51

•	Adjusted EBITDA[1] increased $8.5 million or 13.2% to $72.6 million

•	Specialty Carbon Black Adjusted EBITDA decreased $5.6 million or 14.1% to $34.7 million

•	Rubber Carbon Black Adjusted EBITDA increased $14.2 million or 59.6% to a quarterly record $37.9 million

•	Dividend payments of $0.20 per share

Senningerberg (Municipality of Niederanven), Grand Duchy of Luxembourg – November 1, 2018 – Orion Engineered Carbons S.A. (“Orion” or the “Company”) (NYSE: OEC), a worldwide supplier of specialty and high-performance carbon black, today announced results for its third quarter of 2018.

“Orion delivered another outstanding quarter, with our Rubber segment achieving a record quarterly profit. These strong results were seen across the entire Rubber segment, due to solid execution, a continued focus on improving the technical mix of rubber products, and stronger spot pricing supported by a robust market environment. Excluding the impact of the closure of one plant in South Korea, rubber volumes increased by 2.7% compared to the prior year third quarter, reflecting a strong demand environment in all regions. Total Rubber volumes were down by 2.1% due to the South Korean closure which was targeted at improving operational efficiency and eliminating less profitable rubber grades. Profitability in our Specialty segment was in line with our expectations, as the anticipated rise in oil costs experienced this summer moved through our P&L and brought per ton profits more towards equilibrium after an exceptionally high second quarter result,” said Corning Painter, Orion’s Chief Executive Officer. He continued, “This is my first quarter as CEO, and I am thrilled to join the Orion team and look forward to building upon the momentum from this quarter. We remain committed to the strategy we have in place and are focused on driving profitable growth as a global leader in the carbon black industry, positioned to further penetrate

1) See below for a reconciliation of non-IFRS financial measures to the most directly comparable IFRS measures emerging markets and build on the success of our technical and specialty capabilities. I am extremely excited for this opportunity as Orion is well positioned for future financial and operational growth.”

Third Quarter 2018 Overview

ORION ENGINEERED CARBONS
	Q3 2018	Q3 2017	Y-o-Y Comparison
Volume (kmt)	266.7	272.9	(2.3)%
Revenue ($/Millions)	394.0	334.9	17.6%
Contribution Margin ($/Millions)	143.0	131.9	8.4%
Contribution Margin per Metric Ton ($)	536.0	483.3	10.9%
Operating Result/EBIT ($/Millions)	41.8	33.4	25.4%
Adjusted EBITDA ($/Millions)	72.6	64.1	13.2%
Profit for the Period/Net Income ($/Millions)	24.2	15.1	59.5%
Basic EPS ($) (1)	0.40	0.26	0.14
Adjusted EPS ($) (2)	0.51	0.38	0.13
Notes:

(1)	Basic EPS calculated using Profit for the period (Net Income) and weighted number of shares outstanding during the period.

(2)
Adjusted EPS is defined as profit or loss for the period adjusted for acquisition related expenses, restructuring income or expenses, consulting fees related to group strategy, certain other items (such as amortization expenses related to intangible assets acquired from our predecessor and foreign currency revaluation impacts) and assumed taxes, divided by the weighted number of shares outstanding during the periods.

Revenues increased by $59.1 million, or 17.6%, to $394.0 million in the third quarter of 2018 from $334.9 million in the third quarter of 2017, primarily due to the pass through of higher feedstock costs, base price increases and product mix offset somewhat by foreign exchange rate translation effects and lower volumes.
Total volumes decreased by 2.3% or 6.2 kmt to 266.7 kmt. This 2.3% decrease largely reflected lower Rubber volumes after a successful closure of the smaller manufacturing plant in South Korea.
Contribution Margin increased strongly by $11.1 million, or 8.4%, to $143.0 million, primarily driven by improved mix and base prices benefits from feedstock costs and increased cogeneration income offset to some extent by decreased volume, negative feedstock differentials and foreign exchange translation impacts.
The operating result also increased strongly by $8.4 million, or 25.4% to $41.8 million, following the increase in contribution margin partially offset by slightly higher selling and general administrative expenses.
The resulting net income for the quarter was an increase of $9.1 million, or 59.5%, to $24.2 million.

Quarterly Business Results

SPECIALTY CARBON BLACK
	Q3 2018	Q3 2017	Y-o-Y Comparison
Volume (kmt)	64.7	66.6	(2.7)%
Revenue ($/Millions)	134.2	125.1	7.3%
Gross Profit ($/Millions)	48.2	52.1	(7.4)%
Gross Profit/metric ton ($)	744.9	782.7	(4.8)%
Adjusted EBITDA ($/Millions)	34.7	40.3	(14.1)%
Adjusted EBITDA/metric ton ($)	535.7	606.2	(11.6)%
Adjusted EBITDA Margin	25.8%	32.2%	(640)bps
Revenue of the Specialty business increased by $9.1 million, or 7.3%, to $134.2 million, primarily associated with pass through of higher feedstock cost to customers with index-pricing agreement and base price increases partially offset by lower volumes, product mix and foreign exchange rate translation effects.
Volume for the Specialty Carbon Black business decreased by 2.7% to 64.7 kmt, reflecting in part a decrease in sales to China.
Gross Profit decreased by $3.9 million, or 7.4%, to $48.2 million, reflecting volume and mix development and the effects of higher oil costs seen primarily at the end of the second quarter moving through the P&L prior to the implementation of offsetting price increases, partially offset by positive effects from energy sales.
Adjusted EBITDA decreased by $5.6 million, or 14.1%, to $34.7 million, primarily reflecting the development of Gross Profit, and an increase in selling and general administrative expenses, in part associated with the timing of certain expenditures. The Adjusted EBITDA margin was 25.8% in the third quarter of 2018 compared to 32.2% prior year.

RUBBER CARBON BLACK
	Q3 2018	Q3 2017	Y-o-Y Comparison
Volume (kmt)	202.0	206.3	(2.1)%
Revenue ($/Millions)	259.8	209.9	23.8%
Gross Profit ($/Millions)	60.9	43.0	41.8%
Gross Profit/metric ton ($)	301.7	208.3	44.9%
Adjusted EBITDA ($/Millions)	37.9	23.7	59.6%
Adjusted EBITDA/metric ton ($)	187.6	115.1	63.0%
Adjusted EBITDA Margin	14.6%	11.3%	330bps
Revenue increased by $49.9 million, or 23.8%, to $259.8 million, primarily due to the pass through of higher cost of feedstock to customers with index-pricing agreements, improved product mix and base price increases partly offset by negative foreign exchange rate translation and lower volumes.
Although overall volumes decreased by 2.1% to 202.0 kmt, demand for rubber carbon black products remained strong in the third quarter of 2018, with volumes increasing 2.7% excluding the impact of the plant consolidation in South Korea targeted at improving operational efficiency and eliminating less profitable rubber grades.

Gross Profit increased by $17.9 million, or 41.8%, to $60.9 million, primarily due to mix and base price increases, benefits from feedstock costs and increased cogeneration income. These effects were partially offset by negative foreign exchange translation effects, higher feedstock differentials and the rationalized volume in South Korea. Accordingly, adjusted EBITDA increased by $14.2 million, or 59.6% to $37.9 million, reflecting the development of Gross Profit, partially offset by some increases in selling and general administrative expenses.
Balance Sheet and Cash Flow
As of September 30, 2018, the Company had cash and cash equivalents of $55.2 million, a decrease of $17.1 million from December 31, 2017 which reflects an increase in working capital of $99.9 million during this period associated with increases in feedstock prices, the timing of collection of trade receivables due to the quarter end calendar and cash outflows associated with feedstock related payables. These timing effects are expected to normalize in the last quarter of 2018.

The Company’s reported non-current indebtedness as of September 30, 2018 was $658.7 million, composed of the non-current portion of term loan liabilities of $655.3 million ($656.1 million gross term loan liabilities reduced by capitalized transaction costs of $0.8 million) and non-current debt from financial derivatives of $3.5 million.

Our net cash at September 30, 2018 totaled $46.9 million, composed of cash and cash equivalents of $55.2 million less the current portion of term loan liabilities of $8.3 million. Accordingly, net indebtedness was $609.3 million, composed of gross term loan liabilities of $656.1 million, less net cash of $46.9 million. This represents a LTM Adjusted EBITDA multiple of 2.1 times, compared to 2.3 times at the year ended December 31, 2017. Capitalized transaction costs as well as non-current debt from financial derivatives are disregarded in computing net indebtedness under our lending agreements.
Cash inflows from operating activities amounted to $30.3 million and include cash uses of net working capital of $37.7 million compared to a net working capital use of $11.9 million in third quarter of 2017 and consist of a consolidated profit for the period of $24.2 million, adjusted for depreciation and amortization of $22.8 million and the exclusion of finance costs, net of $5.7 million affecting Net Income. Net working capital totaled $324.6 million as of September 30, 2018, compared to $224.0 million as of December 31, 2017.
Cash outflows from investing activities amounted to $22.4 million, and comprised expenditures for improvements primarily in the manufacturing network throughout the production system.
Cash outflows for financing activities in the third quarter of 2018 amounted to $25.3 million consisted primarily of a dividend payment totaling $11.9 million, our regular interest payments for our term loan facilities of $5.4 million and regular debt repayment of $2.1 million.
Adding Acetylene Carbon Black to Portfolio with SN2A Acquisition
On October 31st, 2018 Orion closed the acquisition of SN2A, the acetylene black production unit of LyondellBasell. This investment in acetylene black technology adds to Orion’s industry leading range of carbon black production technologies and is primarily targeted at conductive black applications for lithium ion batteries. Acetylene Black is an ultra-pure premium specialty carbon black distinguished by its high electrical conductivity and extreme purity.

Buyback of Company Shares
The Company‘s share buyback program put in place on March 1, 2018 has been active during October 2018, allowing the Company to repurchase its shares on an opportunistic basis, at what management believes were attractive prices.  The Company will report the amount and average price per share of shares repurchased in the fourth quarter of 2018 in its full year 2018 earnings update. In addition, the Board of Directors has approved to double this buyback program to $40 million to take advantage of any additional buyback opportunities in the future. The timing and amount of any repurchases will depend on market conditions, share price, applicable legal requirements and other factors.

2018 Full Year Outlook
“We are pleased with our strong performance this year, with high capacity utilization levels, improved pricing and good execution by our team. The first three quarters of this year have seen solid profitability with a couple of record setting quarters. We are reaffirming our full year 2018 guidance range provided at the end of the last quarter, namely for an adjusted EBITDA range of $285 to $300 million, with a weighting above the midpoint of this range assuming oil prices and foreign exchange rates are at third quarter 2018 levels. We are determined to manage any further rise in energy costs, adverse foreign exchange effects, and potential headwinds associated with trade tariffs and other political uncertainties. Contract negotiations for 2019 are well advanced in the Rubber business having been completed with most key customers. The outcome underpins this business for 2019. With significant price increases largely secured for the Rubber business, tightness in key markets, an expectation of continued high performance from our Specialty business, we are looking forward to 2019,” stated Mr. Painter. “Taking a slightly longer view of our business, the acquisition of SN2A adds a further dimension to our business by bringing us a skilled team, proven technology, and an operating plant making Acetylene carbon black, a new carbon black for our portfolio. With this platform we will attack the lithium ion battery market and broaden our position in other attractive markets. Furthermore this bolt-on acquisition is an affirmation of our strategy and a perfect fit with Orion’s focus on specialty carbon blacks. We are excited to welcome the SN2A team to Orion and bringing Acetylene carbon black into our industry leading technology portfolio,” continued Mr. Painter.

Other guidance metrics for 2018 include shares outstanding of 59.7 million, an underlying tax rate now lowered to 31% on pre-tax income, and capital expenditures reflecting an operating run rate consistent with the past of approximately $90 million before expenditures associated with the consolidation of the Company’s plants in South Korea, SN2A acquisition and EPA related capital expenditures. Depreciation is estimated to be approximately $71 million, and amortization is estimated to be approximately $24 million (including amortization of acquired intangibles of about $16 million) in 2018.

Conference Call
As previously announced, Orion will hold a conference call tomorrow, Friday, November 2, 2018, at 8:30 a.m. (EST). The dial-in details for the live conference call are as follow:

U.S. Toll Free:	1-877-407-4018
International:	1-201-689-8471
U.K. Toll Free:	0 800 756 3429
Germany Toll Free:	0 800 182 0040
Luxembourg Toll Free:	800 28 522
Luxembourg Local:	352 2786 0689
A replay of the conference call may be accessed by phone at the following numbers through November 9, 2018:

U.S. Toll Free:	1-844-512-2921
International:	1-412-317-6671
Conference ID:	13683244
Additionally, an archived webcast of the conference call will be available on the Investor Relations section of the Company’s website at: www.orioncarbons.com.
To learn more about Orion, visit the Company’s website at www.orioncarbons.com. Orion uses its website as a channel of distribution for material Company information. Financial and other material information regarding Orion is routinely posted on the Company’s website and is readily accessible.
About Orion Engineered Carbons
Orion is a worldwide supplier of Carbon Black. We produce high-performance as well as standard Gas Blacks, Furnace Blacks, Lamp Blacks, Thermal Blacks and other Specialty Carbon Blacks that tint, colorize and enhance the performance of polymers, plastics, paints and coatings, inks and toners, textile fibers, adhesives and sealants, tires, and mechanical rubber goods such as automotive belts and hoses. Orion has 13 global production sites and four Technology Centers with 1,409 employees. For more information visit our website www.orioncarbons.com.

Forward Looking Statements
This document contains certain forward-looking statements with respect to our financial condition, results of operations and business, including those in the “2018 Full Year Outlook”, “Quarterly Business Results”, "Adding Acetylene Carbon Black to Portfolio with SN2A Acquisition" and "Buyback of Company Shares", "US Dollar Reporting" sections in this release. These statements constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among others, statements concerning the potential exposure to market risks, statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions and statements that are not limited to statements of historical or present facts or conditions. Some of these statements can be identified by terms and phrases such as “anticipate,” “believe,” “intend,” “estimate,” “expect,” “continue,” “could,” “should,” “may,” “plan,” “project,” “predict” and similar expressions. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include those factors detailed under the captions “Note Regarding Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2017 and in Note 10 to our audited consolidated financial statements regarding contingent liabilities, including litigation. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement - including those in the “2018 Full Year Outlook”, “Quarterly Business Results”, "Adding Acetylene Carbon Black to Portfolio with SN2A Acquisition", "Buyback of Company Shares" and "US Dollar Reporting" sections - as a result of new information, future events or other information, other than as required by applicable law.

U.S. Dollar Reporting
This quarter marks the third time we are reporting our results in US dollars rather than euro. As noted previously, we also plan to convert our financial statements from IFRS to US GAAP, expected to be effective starting with our financial statements for the year ending December 31, 2018 (which results will be prepared pursuant to IFRS with supplemental information to reflect any differences under US GAAP). We believe both the switch to US dollar reporting and the anticipated adoption of US GAAP will benefit investors by allowing more direct comparisons between our results and those of some of our principal competitors. These measures are also among the conditions for inclusion of our stock in certain U.S. equity indices. Some indices have additional requirements for inclusion. We are analyzing the feasibility of meeting such requirements and the associated costs, including those relating to the tax position of Orion and other members of the group. This analysis is ongoing and we can give no assurances regarding its outcome.
Reconciliation of Non-IFRS Financial Measures
In this release we refer to Adjusted EBITDA, Contribution Margin and Adjusted EPS, which are financial measures that have not been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) or the accounting standards of any other jurisdiction and may not be comparable to other similarly titled measures of other companies. Adjusted EBITDA is defined as operating result (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to group strategy, share of profit or loss of joint venture and certain other items. Adjusted EBITDA is used by our management to evaluate our operating performance and make decisions regarding allocation of capital because it excludes the effects of certain items that have less bearing on the performance of our underlying core business. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) although Adjusted EBITDA excludes the impact of depreciation and amortization, the assets being depreciated and amortized may have to be replaced in the future and thus the cost of replacing assets or acquiring new assets, which will affect our operating results over time, is not reflected; (b) Adjusted EBITDA does not reflect interest or certain other costs that we will continue to incur over time and will adversely affect our profit or loss, which is the ultimate measure of our financial performance and (c) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently. Because of these and other limitations, you should consider Adjusted EBITDA alongside our other IFRS-based financial performance measures, such as consolidated profit or loss for the period.
Contribution Margin is calculated by subtracting variable costs (such as raw materials, packaging, utilities and distribution costs) from our revenue. We believe that Contribution Margin and Contribution Margin per Metric Ton are useful because we see these measures as indicating the portion of revenue that is not consumed by such variable costs and therefore contributes to the coverage of all other costs and profits.
Adjusted EPS is defined as profit or loss for the period adjusted for acquisition related expenses, restructuring income or expenses, consulting fees related to group strategy, certain other items (such as amortization expenses related to intangible assets acquired from our predecessor and foreign currency revaluation impacts) and assumed taxes, divided by the weighted number of shares outstanding during the periods. Adjusted EPS provides guidance with respect to our underlying business performance without regard to the effects of (a) foreign currency fluctuations and (b) the amortization of intangible assets which other companies may record as goodwill having an indefinite lifetime and thus no amortization. Other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Adjusted EPS.

Interim condensed consolidated income statements
of Orion Engineered Carbons S.A. for the three and nine months ended September 30, 2018 and 2017 - unaudited

	Three Months Ended Sep 30, 2018	Three Months Ended Sep 30, 2017	Nine Months Ended Sep 30, 2018	Nine Months Ended Sep 30, 2017
	In $ k	In $ k	In $ k	In $ k
Revenue	393,954	334,936	1,192,239	988,614
Cost of sales	(284,798)	(239,879)	(857,907)	(705,140)

Gross profit	109,156	95,057	334,332	283,474

Selling expenses	(36,327)	(33,665)	(109,927)	(97,115)
Research and development costs	(4,872)	(4,655)	(14,577)	(13,299)
General and administrative expenses	(22,140)	(18,795)	(61,609)	(57,141)
Other operating income	264	669	723	2,943
Other operating expenses	(3,333)	(4,298)	(6,889)	(8,588)

Restructuring income	—	—	40,253	—
Restructuring expenses	(905)	(952)	(12,673)	(1,674)
Restructuring income/(expenses), net	(905)	(952)	27,580	(1,674)

Operating result (EBIT)	41,843	33,361	169,633	108,600

Finance income	13,273	12,263	25,733	33,131
Finance costs	(18,956)	(22,190)	(48,858)	(64,330)
Share of profit or loss of joint ventures	160	142	453	404

Financial result	(5,523)	(9,785)	(22,672)	(30,795)

Profit before income taxes	36,320	23,576	146,961	77,805

Income taxes	(12,169)	(8,436)	(45,891)	(27,422)

Profit for the period	24,151	15,140	101,070	50,383

Earnings per Share ($ per share), basic	0.40	0.26	1.70	0.85
Weighted average number of ordinary shares (in thousands)	59,722	59,320	59,545	59,320
Earnings per Share ($ per share), diluted	0.40	0.25	1.66	0.83
Weighted average number of diluted ordinary shares (in thousands)	60,867	60,460	60,875	60,462

Interim condensed consolidated statement of financial position of Orion Engineered Carbons S.A. as at September 30, 2018 and December 31, 2017 – unaudited

	Sep 30, 2018	Dec 31, 2017
A S S E T S	In $ k	In $ k
Non-current assets
Goodwill	56,157	58,180
Other intangible assets	55,967	70,722
Property, plant and equipment	431,045	462,129
Investment in joint ventures	5,251	5,585
Other financial assets	3,082	3,564
Other assets	3,215	3,883
Deferred tax assets	53,052	43,546
	607,769	647,609
Current assets
Inventories	203,374	159,334
Trade receivables	289,135	234,273
Other financial assets	9,192	3,890
Other assets	31,680	35,038
Income tax receivables	14,122	16,377
Cash and cash equivalents	55,183	72,284
	602,686	521,196
	1,210,455	1,168,805

	Sep 30, 2018	Dec 31, 2017
E Q U I T Y A N D L I A B I L I T I E S	In $ k	In $ k
Equity
Subscribed capital	84,254	83,770
Treasury shares	(3,757)	(3,773)
Reserves	(34,499)	(55,403)
Profit or loss for the period	101,070	75,262
	147,068	99,856
Non-current liabilities
Pension provisions	64,170	65,390
Other provisions	10,868	13,344
Financial liabilities	658,745	680,699
Other liabilities	11	6
Deferred tax liabilities	34,178	25,121
	767,972	784,560
Current liabilities
Other provisions	57,632	59,471
Trade payables	167,888	169,624
Other financial liabilities	9,192	7,013
Income tax liabilities	36,841	15,539
Other liabilities	23,862	32,742
	295,415	284,389
	1,210,455	1,168,805

Interim condensed consolidated statements of cash flows of
Orion Engineered Carbons S.A. for the three and nine months ended September 30, 2018 and 2017 – unaudited

	Three Months Ended Sep 30, 2018	Three Months Ended Sep 30, 2017	Nine Months Ended Sep 30, 2018	Nine Months Ended Sep 30, 2017
	In $ k	In $ k	In $ k	In $ k
Profit for the period	24,151	15,140	101,070	50,383

Income taxes	12,169	8,436	45,891	27,422

Profit before income taxes	36,320	23,576	146,961	77,805

Depreciation and amortization of intangible assets and property, plant and equipment	22,804	23,924	71,833	70,201
Share based incentive compensation	3,552	3,110	9,505	6,319
Gain on sale of property, plant and equipment	—	—	(40,253)	—
Other non-cash expenses/(income)	322	515	25	727
(Increase)/decrease in trade receivables	(14,102)	3,651	(67,141)	(16,848)
(Increase)/decrease in inventories	(28,664)	6,542	(50,438)	(9,113)
(Decrease)/increase in trade payables	5,078	(22,083)	17,630	(10,647)
(Decrease)/increase in provisions	340	3,970	(2,839)	(17,590)
Increase/(decrease) in other assets and liabilities that cannot be allocated to investing or financing activities	11,295	(5,342)	2,457	(4,760)
Finance income	(13,273)	(12,263)	(25,733)	(33,131)
Finance costs	18,956	22,190	48,858	64,330
Cash paid for income taxes	(12,307)	(5,621)	(29,176)	(18,009)
Other cash paid	—	—	(4,741)	—

Cash flows from operating activities	30,321	42,169	76,948	109,284

Cash received from disposal of property, plant and equipment	—	—	64,672	—
Cash paid for the acquisition of intangible assets and property, plant and equipment	(22,383)	(19,858)	(82,253)	(56,316)

Cash flows from investing activities	(22,383)	(19,858)	(17,581)	(56,316)

Repayments of term loan liabilities	(2,067)	(2,084)	(6,255)	(26,786)
Cash inflows related to other financial liabilities	7,401	9,599	14,861	20,385
Cash outflows related to other financial liabilities	(14,072)	(4,901)	(26,370)	(11,532)
Interest and similar expenses paid	(10,114)	(7,604)	(33,711)	(25,342)
Interest and similar income received	5,509	4,340	14,241	8,768
Dividends paid to shareholders	(11,945)	(11,905)	(35,753)	(33,860)

Cash flows from financing activities	(25,288)	(12,555)	(72,987)	(68,367)

Change in cash	(17,350)	9,756	(13,620)	(15,399)

Change in cash resulting from exchange rate differences	(920)	677	(3,481)	3,327
Cash and cash equivalents at the beginning of the period	73,453	55,401	72,284	77,906

Cash and cash equivalents at the end of the period	55,183	65,834	55,183	65,834

The following tables presents a reconciliation of each of Adjusted EBITDA and Adjusted EPS to the most directly comparable IFRS measure:

Reconciliation of profit or loss	Three Months Ended Sep 30,		Nine Months Ended Sep 30,
In $ k	2018	2017	2018	2017
Profit for the period	24,151	15,140	101,070	50,383
Income taxes	12,169	8,436	45,891	27,422
Finance costs	18,956	22,190	48,858	64,330
Share of profit of joint ventures	(160)	(142)	(453)	(404)
Other finance income	(13,273)	(12,263)	(25,733)	(33,131)
Earnings before taxes and finance income/costs (operating result (EBIT))	41,843	33,361	169,633	108,600
Depreciation, amortization and impairment of intangible assets and property, plant and equipment	22,804	23,924	71,833	70,201
EBITDA	64,647	57,285	241,466	178,801
Share of profit of joint venture	160	142	453	404
Restructuring (income)/expenses, net (1)	905	952	(27,580)	1,674
Consulting fees related to Group strategy (2)	2,016	1,100	3,051	2,149
Long Term Incentive Plan	3,552	3,110	9,505	6,319
Other adjustments (3)	1,277	1,497	2,802	1,696
Adjusted EBITDA	72,557	64,086	229,697	191,043

(1) Restructuring income or expenses are related to further actions undertaken to realign our worldwide Rubber footprint and reflects in particular the proceeds of the land sale in South Korea exceeding the associated cessation costs in the nine months ended September 30, 2018.
(2) Consulting fees related to external consulting for establishing and executing Group strategies relating to Rubber footprint realignment, conversion to US dollar and US GAAP, as well as costs relating to our assessment of feasibility for inclusion in certain US indices.
(3) Other adjustments in the three months ended September 30, 2018 related in particular to EPA related costs of USD 0.6 million. Other adjustments in the nine months ended September 30, 2018 related in particular to license fees required for certain innovative technologies to meet the EPA requirements of USD 1.1 million and other EPA related costs of USD 1.1 million. Other adjustments in the three months ended September 30, 2017 include costs related to hurricane Harvey flooding in our Kingwood, Texas office and Orange, Texas plant of USD0.8 million and costs in association with our EPA enforcement action of USD 0.5 million. Other adjustments in the nine months ended September 30, 2017 include costs of USD 1.8 million in connection with our EPA enforcement action and hurricane Harvey flooding in our Kingwood, Texas office and Orange, Texas plant of USD 0.9 million, partially offset by a reimbursement following a successful objection against reassessed real estate transfer taxes in Germany of USD 1.5 million.

Reconciliation of Adjusted EPS	Three Months Ended Sep 30,				Nine Months Ended Sep 30,
in $ k	2018		2017		2018		2017
Profit for the period	24,151		15,140		101,070		50,383
Add back consulting fees and other adjustments	3,293		2,703		5,853		3,951
Add back restructuring (income)/expenses, net	905		846		(27,580)		1,568
Add back long term incentive plan (LTIP)	3,552		3,110		9,505		6,319
Add back amortization of acquired intangible assets	2,375		3,277		10,263		10,045
Add back foreign exchange rate impacts to financial result	(817)		1,036		1,850		3,871
Amortization of transaction costs	191		69		572		2,092
Release of transaction costs due to repayment / extinguishment	—		—		1,738		414
Tax effect on add back items at 35% estimated tax rate	(3,325)		(3,864)		(770)		(9,891)
Adjusted profit or loss for the period	30,326		22,317		102,501		68,752
Adjusted EPS (1)	0.51		0.38		1.72		1.16

Total add back items	6,175		7,177		1,431		18,369

Impact add back items per share	0.11		0.12		0.02		0.31
+ Earnings per Share ($ per share), basic	0.40		0.26		1.70		0.85
= Adjusted EPS	0.51		0.38		1.72		1.16
Based upon weighted number of shares outstanding:	59,722	k	59,320	k	59,545	k	59,320	k

Forward-looking Adjusted EBITDA included in this release are not reconcilable to their respective most directly comparable IFRS measure without unreasonable efforts, because we are not able to predict with reasonable certainty the ultimate amount or nature of adjustment items in the remainder of the fiscal year. These items are uncertain, depend on many factors and could have a material impact on our IFRS reported results for the guidance period.